UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              R F INDUSTRIES, LTD.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    749552105
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                                 (CUSIP Number)

                               Istvan Benko, Esq.
                                  TroyGould PC
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 553-4441
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                October 15, 2008
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 749552 10 5
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        1.       Names of Reporting Persons.
                 I.R.S. Identification Nos. of above persons (entities only). Howard F. Hill
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        2.       Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 |_| -----------------------------------------------------------
                 (b)
                 |_| -----------------------------------------------------------
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        3.       SEC Use Only
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        4.       Source of Funds (See Instructions)   PF
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        5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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        6.       Citizenship or Place of Organization   United States of America
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     Number of      7.       Sole Voting Power          255,371
      Shares        ------------------------------------------------------------
   Beneficially     8.       Shared Voting Power
  Owned by Each     ------------------------------------------------------------
     Reporting      9.       Sole Dispositive Power     255,371
    Person With     ------------------------------------------------------------
                    10.      Shared Dispositive Power
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        11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         255,371
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        12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)                                   |_|
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        13.      Percent of Class Represented by Amount in Row (11)         7.7%
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        14.      Type of Reporting Person (See Instructions)
                 IN

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                                  INTRODUCTION

      This Amendment No. 2 to Schedule 13D (the "Amendment") is being filed by Howard Hill to amend and supplement the Schedule 13D filed on February 5, 2004 with the Securities and Exchange Commission (the "Statement") , relating to the common stock (the "Common Stock") of R F Industries, Ltd., a Nevada corporation (the "Company"). Only those Items amended are reported herein.

Item 3. Source and Amount of Funds or Other Consideration

      Mr. Hill used a total of $16,107.20 of personal funds to purchase 3,500 shares of Common Stock on the open market in October 2008. The remaining 251,871 shares beneficially owned by Mr. Hill represent unexercised stock purchase options. No funds were used to acquire the stock purchase options, which were granted to Mr. Hill under his employment agreement with the Company and in his capacity as a director of the Company. During 2007, Mr. Hill exercised options to purchase a total of 65,000 shares. The exercise price of those shares, a total of $35,540, was paid from Mr. Hill's personal funds.

Item 5. Interest in Securities of the Issuer

      (a) Items 5-11 of the cover page is incorporated herein by this reference. The percentage of class of securities in row 13 of the cover page is based on the assumption that the Company had 3,076,264 shares of Common Stock outstanding, based on the number of shares reported by the Company as outstanding in its Annual Report on Form 10-K for the period ending December 31, 2008.

      (b) Mr. Hill has the right to vote and the right to dispose of the shares reported on the cover page to this Statement.

      (c) On October 10, 2008, Mr. Hill purchased 952 shares at a price of $4.90 per share and 1,048 shares at $5.05 per share. On October 15, 2008, he purchased an additional 1,500 shares at $4.10 per share. In addition, Mr. Hill exercised stock options to purchase a total of 65,000 shares of Common Stock and immediately thereafter sold such shares through broker transactions on the Nasdaq Global Market as follows:

Date of Exercise/Sale   Number of Shares   Option Exercise Price     Sales Price
---------------------   ----------------   ---------------------     -----------
       2/5/2007                6,000                $4.94            $48,060.00
       2/5/2007                3,478                $0.10            $27,858.78
       2/6/2007               18,072                $0.10            $144,756.72
       2/6/2007                2,450                $0.10            $19,624.50
       9/19/2007              35,000                $0.10            $194,950.00

      (d)   Not applicable.

      (e)   Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

                                                 /s/ Howard F. Hill
                                                 ------------------------------
                                                     Howard F. Hill

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